

ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com




05013335

December 14th, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
DEC 16 2005
WASH. D.C.
185

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

December 14th - Advantage Announces Distribution of Cdn$0.25 per Unit & the Adjusted Exchangeable Shares Ratio

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

Pammie Sihota
Investor Relations
Advantage Energy Income Fund

12/19